Exhibit 99.(a)(1)(F)

EMAIL CONFIRMING RECEIPT OF ELECTION FORM

This email confirms our receipt of your Election Form, which sets forth your election to exchange one or more of your Eligible Option Grants in the On Assignment Stock Option Exchange Program. This email does not serve as an acceptance by On Assignment of the Eligible Option Grants designated on your Election Form for exchange. The procedure for acceptance of Eligible Option Grants for exchange is described in the Offer to Exchange previously made available to you.

Your election to exchange your Eligible Option Grants may be withdrawn or changed at any time prior to 5:00 p.m. Pacific Standard Time on January 22, 2009, the Expiration Date of the Offer to Exchange, or if On Assignment extends the Offer to Exchange, before 5:00 p.m. Pacific Standard Time on the extended Expiration Date. Withdrawals must be submitted to Rebecca Heller, On Assignment’s Stock Plan Administrator, according to the instructions set forth in the Notice of Withdrawal. Changes to your election must be submitted to Rebecca Heller, On Assignment’s Stock Plan Administrator, by completing a new Election Form in accordance with its instructions. Both forms are available at http://www.insideoa.com or http://portal/default.aspx.

You may email questions about the Offer to Exchange to rebecca.heller@onassignment.com or call (818) 878-7900.